Exhibit No. 23.1

Consent of Independent Petroleum Engineer

As independent petroleum and natural gas consultants, we hereby consent to the reference of our name in the Report on Form 10/A, for the year ended December 31, 2006, of Rockies Region 2006 Limited Partnership (the "Partnership").  We have no interest of a substantial or material nature in the Partnership, or in any affiliate.  We have not been employed on a contingent basis, and we are not connected with the Partnership, or any affiliate as a promoter, underwriter, voting trustee, director, officer, employee, or affiliate.

/s/ Ryder Scott Company, LP
Ryder Scott Company, LP

Denver, Co
December 14, 2007